Exhibit 99.2

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SECOND QUARTER 2012

The following management’s discussion and analysis (“MD&A”), which is dated as of August 13 2012 , provides a review of the activities, results of operations and financial condition of Loncor Resources Inc. (the “Company”) as at and for the three and six month periods ended June 30, 2012, as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three and six month periods ended June 30, 2012 (the “Second Quarter Financial Statements”), together with the MD&A and audited consolidated financial statements as at and for the year ended December 31, 2011. As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual report on Form 20-F dated March 30, 2012, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates, exploration results, potential mineral resources, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company’s expectations, failure to establish estimated mineral resources (the Company’s mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in equity markets, changes in commodity prices, fluctuations in currency exchange rates, inflation, political developments in the Democratic Republic of the Congo (the “DRC”), changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is engaged in mineral exploration with a primary focus on gold. The Company’s main areas of exploration are in the Orientale and North Kivu provinces of the DRC where the Company holds or controls rights under 69 exploration permits, directly through a wholly-owned DRC subsidiary, Loncor Resources Congo SPRL, or under option agreements with the holders of the permits.

During the first six months of 2012 and up to the date of this MD&A, the Company continued to carry out exploration activities at its Ngayu and North Kivu projects in the DRC. Exploration consisted of gridding, mapping, soil, stream (including Bulk Leach Extractable Gold surveys) and rock geochemical sampling as well as core drilling within the Ngayu exploration permit areas.

In a press release dated June 14, 2012, the Company provided an exploration update on its regional targets at Ngayu, reporting that: detailed groundwork commenced on four of the higher priority targets (three in the Imva Fold area and Anguluku) early in 2012 with the objective of defining drill targets during the third quarter of 2012; drilling also recommenced in April 2012 on the Itali prospect in the northeast part of the Imva Fold; initial groundwork on these priority regional targets delineated significant mineralized gold trends at Nagasa (4.5 kilometres), Matete (2.0 kilometres) and Mondarabe (1.5 kilometres) in the Imva Fold area. Further infill soil geochemistry, augering, pitting and trenching will be undertaken prior to the commencement of core drilling in the third and fourth quarters of 2012.

In a press release dated May 29, 2012, the Company announced its maiden mineral resource estimate at the Company’s Makapela prospect at Ngayu of 4.10 million tonnes grading 7.59 g/t Au (using a 2.75 g/t Au cut-off) for an inferred mineral resource of 1.0 million ounces. A total of 58 core holes totalling 15,523 metres were used to estimate this mineral resource at Makapela.

In press releases dated February 17, 2012 and April 11, 2012 the Company announced further high grade drilling results from a total of 23 additional drill holes at the Company’s Makapela prospect at Ngayu. These drill holes were in addition to the 37 previously announced drill hole results for the Makapela prospect. Exploration at Makapela is focusing on a quartz vein system being exploited by artisanal miners in three large pits (Main, North and Sele Sele) which are each between 170 metres and 290 metres in length, located along a total strike of 2.2 kilometres. Soil geochemical results indicate that the mineralization continues between these three artisanal workings under a thick soil cover.

In a press release dated January 30, 2012, the Company announced initial bottle roll metallurgical testwork results at the Makapela prospect. Bottle roll is a preliminary metallurgical test to determine how much and how easily gold may be liberated from an ore using cyanide.

In a press release dated January 26, 2012, the Company announced the results of its first drill hole at the Itali prospect at the Ngayu project.

2

Qualified Person

Peter N. Cowley, F.I.M.M.M, the Company’s President and Chief Executive Officer and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Technical Reports

Additional information with respect to the Company’s Ngayu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo". Additional information with respect to the Company’s North Kivu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated February 29, 2012 and entitled "National Instrument 43-101 Independent Technical Report on the Manguredjipa Gold Project, North Kivu Province, Democratic Republic of the Congo". A copy of each of the said reports can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "inferred mineral resource", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Results of Operations

For the three and six-month periods ended June 30, 2012, the Company reported a net loss of $706,353 and $719,695, respectively compared to a net loss of $490,583 and $2,629,429 for the same respective periods in 2011. Expenses capitalized to mineral properties are discussed under the “Exploration and Evaluation Expenditures” section below. Significant changes in expenses occurred during the three and six month periods ended June 30, 2012 in the expense categories described below as compared to the three and six month periods ended June 30, 2011:

Consulting, management and professional fees

Consulting, management and professional fees decreased to $341,325 during the six months ended June 30, 2012 from $890,576 incurred during the comparative period of 2011. An amount of $648,331 with respect to consulting fees was incurred during the first half of 2011 in connection with the Company’s strategic planning and other corporate advice. This amount included $542,762 representing the fair value of stock options granted to consultants under the Company’s Stock Option Plan. Professional fees, which were mainly legal, audit and accounting fees, decreased by approximately 43% to $108,313 during the first half of 2012 from $190,188 during the first half of 2011, mainly related to higher accounting-related fees incurred in the first quarter of 2011 with respect to the Company’s transition to IFRS effective January 1, 2011. Legal expenses were incurred in relation to general corporate activities, including compliance with securities regulatory requirements. Consulting, management and professional fees for the three month period ended June 30 2012, did not vary significantly from the corresponding period in 2011.

3

Travel and promotion

The Company incurred travel and promotion expenses of $82,871 and $158,828 respectively, during the three and six month periods ended June 30, 2012 compared to $43,572 and $180,341 for the respective corresponding periods in 2011. The decrease during the six month period in 2012 was due to decreased visits to the Company's projects in the DRC, as well as decreased corporate travel costs in relation to the Company’s shareholder relations and business promotion activities. During the three month period ended June 30, 2012 the Company incurred increased travel costs in relation to business promotion activities compared to the corresponding period in 2011.

Office and sundry

Office and sundry expenses decreased to $48,168 and $170,072 respectively during the three and six month periods ended June 30, 2012 compared to $97,775 and $183,075 during the respective corresponding periods in 2011. This decrease in the current year was due to higher recruitment expenses that occurred in the second quarter of 2011.

Employee benefits

The Company employee benefits’ expense increased to $240,860 and $480,471 during the respective three and six month periods ended June 30, 2012 compared to $202,832 and $386,242 recorded during the respective three and six month periods ended June 30, 2011, as a result of increased salaries and additional employees hired.

Gain (loss) on derivative financial instruments

A fair value adjustment gain of $758,451 was recorded for the first six month period ended June 30, 2012, compared to a $297,797 loss recorded during the six period ended June 30, 2011, representing the change in the fair market value of the Company’s outstanding Canadian dollar denominated common share purchase warrants classified as derivative instruments in the consolidated statements of financial position. The decreased fair value adjustment gain of $150,585 for the three month period ended June 30, 2012, compared to a $455,565 gain for the corresponding period in 2011 is a result of a lower number of Canadian dollar denominated common share purchase warrants outstanding due to exercises and expiry during the first quarter.

Foreign exchange loss (gain)

The Company recorded a foreign exchange loss of $165,968 during the second quarter of 2012, compared to a foreign exchange gain of $74,811 recorded during the second quarter of 2011. For the six month period ended June 30, 2012, foreign exchange loss amounted to $47,721, compared to a foreign exchange gain of $341,886 recorded during the corresponding period in 2011. The foreign exchange loss (gain) recorded is the result of fluctuations in the value of the United States dollar relative to the Canadian dollar for the three and six month periods ended June 30, 2012 compared to the corresponding periods in 2011.

Compensation expense-share-based payment

The fair value of employee share-based payment expenses recorded for the six month period ended June 30, 2012 decreased to $308,957 from $1,084,213 recorded during the corresponding period in 2011. The decrease during the six month period ended June 30, 2012 is related to fewer stock options grants issued in 2012 compared to corresponding period in 2011. Share-based payment expenses recorded during the second quarter of 2012 amounted to $149,132 compared to $527,374 for the second quarter of 2011. The decrease is related to fewer stock option grants issued in the second quarter of 2012 compared to the corresponding period in 2011.

4

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the second quarter of fiscal 2012. This financial information has been prepared using accounting policies consistent with International Accounting Standards (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (the “IASB”). The Company’s presentation and functional currency is the United States dollar.

	2012	2012	2011	2011
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter

Net income (loss)	$(706,353)	$(13,342)	$779,386	$2,383,203
Net earnings (loss) per share	$(0.01)	$0.00	$0.01	$0.04

	2011	2011	2010	2010
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter

Net income (loss)	$(490,583)	$(2,138,846)	$(11,356,526)	$4,919,728
Net earnings (loss) per share	$(0.01)	$(0.04)	$(0.26)	$0.11

The Company’s net loss for the second quarter of 2012 increased to $706,353 from $13,342 in the first quarter of 2012. This was most significantly impacted by a $165,968 foreign exchange loss during the second quarter of 2012 compared to a $118,247 gain during the first quarter of 2012 and a decrease in the gain on derivative financial instruments from $150,585 in the second quarter of 2012 compared to $607,866 in the first quarter of 2012. The Company’s net loss for the first quarter of 2012 was $13,342 compared to a gain of $779,386 incurred during the fourth quarter of 2011, which was most significantly impacted by a gain on derivative financial instruments during the first quarter of 2012 of $607,866. The Company incurred net income of $779,386 during the fourth quarter of 2011 which was $1,603,817 lower than the net income reported in the third quarter of 2011. This was primarily due to a lower gain on derivative financial instruments in the fourth quarter of 2011 resulting from a decrease in the fair market value of Canadian denominated warrants, as a result of a decrease in the Company’s share price. The Company reported net income of $2,383,203 during the third quarter of 2011 compared to a loss of $490,583 in the second quarter of 2011. This difference was mainly due to the recognition of a gain on derivative financial instruments. The Company’s net loss for the second quarter of 2011 decreased to $490,583 from $2,138,846 incurred during the first quarter of 2011 mainly due to the recording of a $455,565 gain on derivative financial instruments compared to a fair value adjustment loss of $753,362 recorded during the first quarter of 2011. In addition, the second quarter 2011 net loss was significantly impacted by decreased consulting, management and professional fees of $174,414 incurred during the second quarter of 2011 compared to $716,162 recorded during the first quarter of 2011. The Company’s net loss for the first quarter of 2011 decreased to $2,138,846 from $11,356,526 incurred during the fourth quarter of 2010 mainly due to the recording of the loss on derivative financial instruments during the fourth quarter of 2010. The Company’s net loss during the fourth quarter of 2010 of $11,356,526 was $16,276,254 lower than the net income of $4,919,728 recorded in the third quarter of 2010. This was mainly due to the loss on derivative financial instruments of $6,194,504 as opposed to a gain on derivative financial instruments of $5,290,413 in the third quarter of 2010. An impairment of $957,318 related to the Bas Congo project, an increase in salary expenses of $169,158 recorded in the fourth quarter with respect to year-end bonuses paid to employees, an increase in professional fees of $84,290 and a decrease in foreign exchange gain of $53,375 increased the loss in the fourth quarter.

5

Liquidity and Capital Resources

The Company relies primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

As at June 30, 2012, the Company had cash and cash equivalents of $4,944,583 and working capital of $3,966,613 compared to cash and cash equivalents of $14,667,658 and working capital of $14,050,905 as at December 31, 2011.

During the six month period ended June 30, 2012, the Company received an additional $1,699,681 from the exercise of 1,123,999 common share purchase warrants, and 47,998 compensation options.

During the three and six month periods ended June 30, 2012, the Company incurred cash exploration and evaluation expenditures of $5,071,888 and $9,710,840 (three and six month periods ended June 30, 2011 - $3,843,444 and $7,705,722) to advance its projects in the DRC. A breakdown of these exploration expenditures is presented below under “Exploration and Evaluation Expenditures”.

The Company’s current cash position is expected to be sufficient to fund the Company’s proposed 2012 exploration program and corporate overhead until the third or fourth quarter of 2012. The Company will need to raise additional funds to meet its financial obligations and to continue its exploration programs in 2012 and beyond. There is no assurance that such financing will be available on acceptable terms, if at all.

Contractual Obligations

The Company has entered into leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments as at June 30, 2012 are as follows:

Contractual Obligations	Total	One year	Two to three years	Four to five years	After five years

Operating Lease Obligations	204,323	89,647	105,855	8,821	-
Purchase Obligations	130,400	130,400	-	-	-
Total	334,723	220,047	105,855	8,821	-

6

Exploration and Evaluation Expenditures

The following table provides a breakdown of the Company's exploration and evaluation expenditures incurred during the six month period ended June 30, 2012:

	North Kivu Project	Ngayu Project	Total
Balance 12/31/2011	$7,596,708	$22,493,655	$30,090,363

Mineral rights	-	-	-
Field camps expenses	175,410	1,008,168	1,183,578
Geochemistry	25,335	216,539	241,874
Geology	13,354	81,680	95,034
Drilling	-	3,004,609	3,004,609
Remote and Sensing	-	-	-
Helicopter	6,832	1,868,837	1,875,669
Professional fees	56,983	67,407	124,390
Business promotion	21,428	143,792	165,220
Travel	107,359	314,717	422,076
Office and Sundry	422,122	269,176	691,298
Interest and bank charges	27,492	38,768	66,260
Consulting fees	74,204	38,284	112,488
Salaries	298,271	1,678,882	1,977,153
Stockbased Compensation	-	115,702	115,702
Amortization	25,541	124,733	150,274
Other	111,666	368,555	480,221
Expenditures for the period	1,365,997	9,339,849	10,705,846
Balance 06/30/2012	$8,962,705	$31,833,504	$40,796,209

The following table provides a breakdown of the Company's exploration and evaluation expenditures incurred during the six month period ended June 30, 2011:

	North Kivu Project	Ngayu Project	Total
Balance 12/31/2010	$5,529,725	$7,128,067	$12,657,792

Field camps	75,321	768,890	844,211
Geochemistry	12,771	114,855	127,626
Geology	7,369	33,767	41,136
Drilling	3,518	1,809,650	1,813,168
Remote and sensing	-	45,138	45,138
Helicopter	17,903	1,979,077	1,996,980
Professional fees	18,011	677	18,688
Business promotion	25,978	168,177	194,155
Travel	67,585	200,497	268,082
Office and sundry	178,351	313,001	491,352
Interest and bank charges	19,764	36,096	55,860
Consulting fees	75,150	24,500	99,650
Salaries	266,445	1,131,411	1,397,856
Stock based compensation	-	450,637	450,637
Amortization	18,343	100,345	118,688
Other	75,872	273,341	349,213
Subtotal	862,381	7,450,059	8,312,440
Balance 06/30/2011	$6,392,106	$14,578,126	$20,970,232

7

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at August 13, 2012, the Company had outstanding 59,344,732 common shares, 1,000,000 common share purchase warrants (exercisable at a price of Cdn$2.30 per share until December 2012), 5,175,000 stock options to purchase common shares and 510,000 broker warrants (which were granted to the underwriters as part of the consideration for their services under the 2011 brokered private placement financing and are exercisable at a price of Cdn$2.35 per share until February 2013).

Related Party Transactions

a)	Key Management Personnel

The Company’s related parties include key management. Key management includes directors (executive and non-executive) and the Chief Financial Officer. The remuneration of the key management of the Company as defined above, during the three and six months ended June 30, 2012 and 2011 was as follows:

	Three Months Ended		Six Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Salaries	$270,920	$181,662	$496,734	$347,900
Employee retention allowance	$15,678	$12,761	$31,465	$23,009
Compensation expense-share-based payments	$120,767	$335,943	$225,336	$651,355
	$407,365	$530,366	$753,535	$1,022,264

b)	Other Related Parties

As at June 30, 2012, an amount of $155,357 was due to related companies with common directors with respect to common expenses incurred in the DRC (December 31, 2011 - $152,833). In addition, as at June 30, 2012, an amount of $8,617 was due from a company with common directors (December 31, 2011 - $nil).

	June 30, 2012	December 31, 2011
	$	$
Due from related parties	8,617	-
Due to related parties	155,357	152,833

8

Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidated – Special Purpose Entities” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”) establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes the current IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 13 Fair Value Measurements (“IFRS 13”) defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

9

An amendment to IAS 1, Presentation of financial statements (“IAS 1”) was issued by the IASB in June 2011. The amendment requires separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future, such as foreign currency differences on disposal of a foreign operation, if certain conditions are met from those that would never be reclassified to profit or loss. The effective date is July 1, 2012 and earlier adoption is permitted. The Company is currently evaluating the impact of this amendment on its consolidated financial statements.

An amendment to IAS 19, Employee Benefits (“IAS 19”) was issued by the IASB in June 2011. The amendment requires recognition of changes in the defined benefit obligations and in fair value of plan assets when they occur, hence accelerating the recognition of past service costs. The amendment also modifies accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

IAS 27, Separate financial statements (“IAS 27”) was re-issued by the IASB in May 2011 to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. The consolidation guidance will now be included in IFRS 10. The amendments to IAS 27 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

IAS 28, Investments in associates and joint ventures (“IAS 28”) was re-issued by the IASB in May 2011. IAS 28 continues to prescribe the accounting for investments in associates, but is now the only source of guidance describing the application of the equity method. The amended IAS 28 will be applied by all entities that have an ownership interest with joint control of, or significant influence over, an investee. The amendments to IAS 28 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

In October 2011, the IFRS Interpretations Committee published IFRIC Interpretation 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). The Interpretation requires stripping activity costs, which provide improved access to ore, to be recognized as a non-current 'stripping activity asset' when certain criteria are met. The stripping activity asset is depreciated or amortized on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity, using the units of production method unless another method is more appropriate. The requirements of IFRIC 20 are effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

10

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements included the following:

Provisions and contingencies

The amount recognized as provision, including legal, contractual and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of comprehensive loss during the period the new information becomes available.

Impairment

Assets, including property, plant and equipment and exploration and evaluation assets, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. The assessment of the fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Income taxes

The Company is subject to income taxes in various jurisdictions and subject to various rates and rules of taxation. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s current understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

11

In addition, the Company has recognized deferred tax assets relating to tax losses carried forward to the extent there is sufficient taxable income relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilized. However, future realization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped, including current and future economic conditions, production rates and production costs.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them.

The model inputs for options granted during the six months ended June 30, 2012 and 2011 included:

Six month period ended	June 30, 2012	June 30, 2011
Risk free interest rate	1.00%	1.91% - 2.18%
Expected life	3 years	3 years
Annualized volatility	104.54%	101.78% - 115.19%
Dividend yield	0%	0%
Forfeiture rate	2%	2%
Grant date fair value (Cdn$)	$1.14	$1.69 - $2.06

Common share purchase warrants

The Company measures the cost of common share purchase warrants by reference to the fair value of the liability at the date at which they are granted and subsequent reporting date. Estimating fair value for common share purchase warrants requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant and subsequent reporting date. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrant, volatility and dividend yield and making assumptions about them.

The value of the warrants granted in the six month period ended June 30, 2012 was calculated using the Black-Scholes model and the assumptions were as follows:

	June 30, 2012	June 30, 2011
Risk free interest rate	1.03%	1.44% - 1.77%
Expected life	0.07 years	0.65 to 0.84 years
Annualized volatility	136.34%	72.45% - 96.86%
Dividend yield	0%	0%
Fair value (Cdn$)	$0.24	$1.25 - $1.93

12

Financial Risk Management

Fair Value of Financial Assets and Liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments. The Company determines the fair value of the embedded derivative related to its Canadian dollar denominated common share purchase warrants based on an estimate using the Black-Scholes model as the valuation technique.

Fair value hierarchy

The following provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values. Cash and cash equivalents are ranked Level 1 as the market value is readily observable. The carrying value of cash approximates fair value, as maturities are less than six months. Warrants are ranked within Level 3 which uses a combination of observable and unobservable inputs in calculating fair value.

Foreign Currency Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive loss. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk. See Note 12(c) of the Second Quarter Financial Statements for additional details.

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal. See Note 12(d) of the Second Quarter Financial Statements for additional details.

13

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and equity capital markets. All financial obligations of the Company including accounts payable of $899,579, accrued liabilities of $105,395, and due to related parties of $155,357 are due within one year.

Mineral Property Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Other Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

All of the Company's projects are located in the DRC. The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, hostage taking, military repression, labor unrest, illegal mining, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political attitude in the DRC may adversely affect the Company's operations. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights could result in loss, reduction or expropriation of entitlements. In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

14

The DRC is a developing nation emerging from a period of civil war and conflict. Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for the Company and its operations. The DRC continues to experience instability in parts of the country due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

The only sources of future funds for further exploration programs which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals are found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from its mineral properties. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

The Company's mineral resources are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that its resource estimates are well established, by their nature resource estimates are imprecise and depend, to a certain extent, upon statistical inferences, which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

15

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses. During the three and six month periods ended June 30, 2012 the Company recorded a foreign exchange loss of $165,968, and of $47,721, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual report on Form 20-F dated March 30, 2012 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

16